Exhibit 99.1

November 8, 2021	News Release 21-19

Newcrest to Acquire Pretivm for C$18.50 in Cash and Shares

•	Premium of 23%to the closing price and 29%to the 20-day volume-weighted-average price, respectively, on November 8, 2021 for Pretivm shareholders
•	Option to select cash or Newcrest shares, subject to proration
•	Opportunity to retain exposure to Brucejack, while gaining exposure to Newcrest’s diversified portfolio of high-quality, long life, tier one assets
•	Newcrest is a respected partner of the First Nations in northwest British Columbia
•	Newcrest intends to pursue growth with continued investment in Brucejack
•	Offer unanimously recommended by Pretivm’s Board of Directors
•	Investor conference call at 3:30 pm PT (6:30 pm ET) November 8, 2021

Vancouver, British Columbia, November 8, 2021; Pretium Resources Inc. (TSX/NYSE: PVG) (“Pretivm” or the “Company”) today announced that it has entered into a binding agreement (the “Arrangement Agreement”) with Newcrest Mining Limited (ASX/TSX/PNGX: NCM) (“Newcrest”) under which Newcrest has agreed to acquire all of the outstanding shares of Pretivm that it does not already own (the “Transaction”). Pursuant to the transaction, Pretivm shareholders will have the option to elect to receive C$18.50 per Pretivm share in cash or 0.8084 Newcrest shares per Pretivm share, representing share consideration of C$18.50 based on the Canadian dollar equivalent of the 5 day volume-weighted-average-price (VWAP) of Newcrest shares on the Australian Securities Exchange (ASX) ending on November 8, 2021, subject to proration to ensure aggregate cash and Newcrest share consideration each represent 50% of total transaction consideration (the “Transaction Price”). Pretivm shareholders who do not elect cash or Newcrest shares (subject to proration) will receive default consideration of C$9.25 per Pretivm share in cash and 0.4042 Newcrest shares per Pretivm share.

The Transaction Price represents a premium of 23% and 29% to the closing price and the 20-day VWAP, respectively, of Pretivm’s shares on the TSX as at November 8, 2021. The total equity value pursuant to the Transaction is approximately C$3.5 billion on a fully diluted basis. Newcrest currently owns approximately 4.8% of Pretivm’s shares. If consummated, the Transaction would result in Pretivm shareholders owning approximately 8% of Newcrest, on a fully diluted basis.

“The acquisition of Pretivm by Newcrest is an outstanding opportunity for the Company and its shareholders, employees, First Nations partners and the local communities in northwest British Columbia,” said Jacques Perron, President & CEO of Pretivm. “The Transaction delivers an immediate and compelling premium for Pretivm shareholders that reflects the excellent work of our employees and contractors in developing and operating the Brucejack gold mine, while also offering an opportunity to benefit from potential upside as Newcrest shareholders.”

“With this acquisition, Brucejack will join Newcrest’s portfolio of tier one assets, mitigating the inherent risks associated with ownership of a single-asset mining company. Moreover, Newcrest has the financial means and the intention of maximizing the long-term potential of the Brucejack Mine and the district scale opportunities in the surrounding Brucejack property. Newcrest and Pretivm have complementary corporate cultures and values, with a focus on safety, employee development and ESG. We believe our employees, First Nations partners and community partners will be very well-positioned to succeed and develop under Newcrest’s world-class stewardship.”

Details of the Transaction

The Transaction, which is not subject to a financing condition, will be implemented by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and will require the approval of 66 2/3% of the votes cast by (i) the holders of Pretivm’s common shares and (ii) holders of options to acquire shares of Pretivm, voting together as a single class, at a special meeting of Pretivm securityholders to be held to consider the Transaction (the “Special Meeting”). In addition to approval by Pretivm shareholders and optionholders, the Transaction is also subject to the receipt of court approval, regulatory approvals including approval under the Investment Canada Act and competition clearances in Canada, and other customary closing conditions for transactions of this nature. The Transaction is expected to be completed in the first quarter of 2022.

The Arrangement Agreement provides for customary deal-protection provisions, including a non-solicitation covenant on the part of Pretivm and a right for Newcrest to match any Superior Proposal (as defined in the Arrangement Agreement). The Arrangement Agreement includes a termination fee of C$125 million, payable by Pretivm, under certain circumstances (including if the Arrangement Agreement is terminated in connection with Pretivm pursuing a Superior Proposal). The directors and senior officers of Pretivm, owning in aggregate approximately 0.2% of Pretivm’s voting securities have agreed to vote all the shares and options they own or control in favour of the Transaction.

Pretivm Board of Directors and Special Committee Recommendations

A special committee comprised entirely of independent directors of Pretivm (the “Special Committee”) unanimously recommended the Transaction to the board of directors of Pretivm (the “Pretivm Board”). The Pretivm Board has evaluated the Arrangement Agreement with the Company’s management and legal and financial advisors and, following the receipt and review of a unanimous recommendation from the Special Committee, the Pretivm Board has unanimously determined that the Arrangement Agreement is in the best interest of the Company, and the Pretivm Board has resolved to recommend that the Company Shareholders vote in favour of the Transaction, all subject to the terms and conditions contained in the Arrangement Agreement.

BMO Capital Markets has provided an opinion to the Pretivm Board and Citi has provided an opinion to the Pretivm Special Committee and Board, based upon and subject to various assumptions, limitations and qualifications, as to the fairness, from a financial point of view and as of the dates of such opinions, to holders of Pretivm common shares (other than Newcrest and its affiliates) of the consideration to be received by such holders in the Transaction.

Further details regarding the terms of the Transaction are set out in the Arrangement Agreement, which will be publicly filed by Pretivm under its profile at www.sedar.com. Additional information regarding the terms of the Arrangement Agreement, the background to the Transaction, the rationale for the recommendations made by the Special Committee and the Pretivm Board and how Pretivm shareholders can participate in and vote at the Special Meeting to be held to consider the Transaction will be provided in the management information circular for the Special Meeting which will also be filed at www.sedar.com. Shareholders are urged to read these and other relevant materials when they become available.

Advisors and Counsel

BMO Capital Markets is acting as financial advisor to Pretivm, and Blakes, Cassels & Graydon LLP is acting as Pretivm’s Canadian legal counsel and Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as Pretivm’s US legal counsel. Citi is acting as financial advisor to the Special Committee, and Stikeman Elliott LLP is acting as the Special Committee’s legal counsel. Longview Communications and Public Affairs is acting as communications advisor to Pretivm.

RBC Capital Markets and Lazard Australia are acting as financial advisors to Newcrest, and McCarthy Tétrault LLP is acting as Newcrest’s legal counsel.

Webcast and Conference Call

Pretivm and Newcrest will host an investor conference call and webcast to discuss the Transaction at 3:30 pm Pacific Time (6:30 pm Eastern Time) today.

Webcast details:

Monday, November 8, 2021 at 3:30 pm PT (6:30 pm ET)

Webcast	https://www.newcrest.com/investor-centre/results-reports?document_type=4

In light of the Transaction, Pretivm has cancelled its previously scheduled third quarter investor conference call on November 12, 2021. The third quarter disclosure will proceed as scheduled on November 11, 2021.

About Pretivm

Pretivm is an intermediate gold producer with the 100%-owned, high-grade gold underground Brucejack Mine located in northwestern BC. We strive for operating excellence and our first priority is the health and safety of our employees, contractors and neighbouring communities. We are committed to the principles of sustainable development and conducting our activities in an environmentally and socially responsible manner.

Pretivm Contact

Pretium Resources Inc.

Troy Shultz, Director, Investor Relations & Corporate Communications

(604) 558-1784

invest@pretivm.com

Media Contact

Alan Bayless, Longview Communications and Public Affairs

604-417-9645

abayless@longviewcomms.ca

Pretium Resources Inc.

Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street

PO Box 49334 Vancouver, BC V7X 1L4

(SEDAR filings: Pretium Resources Inc.)

Cautionary Statements Regarding Forward-Looking Statements

This news release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information contained herein includes, but is not limited to: the consummation and timing of the Transaction; the satisfaction of the conditions precedent to the Transaction; the strengths, characteristics and potential of Newcrest post-Transaction; the strategic vision of Newcrest and expectations regarding the synergies between the Brucejack mine and Newcrest’s nearby Red Chris mine; timing, receipt and anticipated effects of court and regulatory approvals; the impact of the Transaction on employees and local stakeholders; and discussion of future plans, projects, objectives, estimates and forecasts and the timing related thereto.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, failure to receive the required court and regulatory approvals to effect the Transaction; changes in laws, regulations and government practices; the impact of the COVID-19 pandemic and outbreak, including on our operations and workforce and the operations and workforce of Newcrest; future price of gold and silver and other metal prices; market competition, the geopolitical, economic, permitting and legal climate that we operate in; the potential of a third party making a superior proposal to the Transaction and such other risks as are identified in Pretivm’s public disclosure documents filed on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this news release, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); the impact of the COVID-19 pandemic and outbreak, including on our operations and workforce; our ability to obtain the required court and regulatory approvals in a timely matter, if at all; our ability to satisfy the terms and conditions precedent of the Arrangement Agreement in order to consummate the Transaction; Newcrest’s ability to obtain all necessary permits, licenses and regulatory approvals for operations in a timely manner, if at all; the adequacy of our and Newcrest’s financial resources; sustained labour stability and availability of equipment; the maintenance of positive relations with local groups; favourable equity and debt capital markets; and stability in financial capital markets. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this news release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this news release.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in the Pretivm Disclosure Documents. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this news release and the Pretivm Disclosure Documents. For the reasons set forth above, readers and prospective investors should not place undue reliance on forward-looking information.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.